EXHIBIT 99.1

For Immediate Release 22-37-TR	Date:	June 14, 2022

Teck Announces Pricing of Cash Tender Offer

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today the pricing terms of its previously announced tender offer (as amended and supplemented, the “Tender Offer) to purchase up to US$650 million aggregate principal amount of the outstanding notes (collectively, the “Notes” and each a “Series” of Notes) identified in Teck’s Offer to Purchase dated May 24, 2022 (as amended by Teck’s news releases dated June 7, 2022 and June 14, 2022 and as it may be further amended or supplemented, the “Offer to Purchase”). The terms and conditions of the Tender Offer are described in the Offer to Purchase, which may be obtained from Global Bondholder Services Corporation as described below.

The total consideration to be paid in the Tender Offer for each Series of Notes accepted for purchase was determined by reference to a fixed spread specified for such Series of Notes over the yield (the “Reference Yield”) based on the bid-side price of the applicable U.S. Treasury Security, in each case as set forth in the table below (the “Total Tender Offer Consideration”). The Reference Yields (as determined pursuant to the Offer to Purchase) listed in the table below were determined at 10:00 a.m., New York City time, today, June 14, 2022, by the Dealer Managers (identified below). The Total Tender Offer Consideration for each Series of Notes includes an Early Tender Premium (as defined below) of US$50 per US$1,000 principal amount of Notes accepted for purchase by Teck.

The following table sets forth pricing information for the Tender Offer for each Series with respect to which Teck intends to accept Notes for purchase:

Title of Security	CUSIP/ISIN	Reference U.S. Treasury Security	Reference Yield	Amended Fixed Spread (basis points) (1)	Total Tender Offer Consideration (2)	Acceptance Priority Level
6.250% Notes due 2041	878742AW5 / US878742AW53	3.250% U.S. Treasury due May 15, 2042	3.627%	210	US$1,059.28	1
6.125% Notes due 2035	878742AE5 / US878742AE55	2.875% U.S. Treasury due May 15, 2032	3.350%	210	US$1,063.15	2
6.000% Notes due 2040	878742AS4 / US878742AS42	3.250% U.S. Treasury due May 15, 2042	3.627%	210	US$1,029.99	3

(1)	As amended by Teck's news release dated June 7, 2022. Includes the Early Tender Premium of US$50 per US$1,000 principal amount of Notes for each Series (the “Early Tender Premium”).

(2)	Per US$1,000 principal amount of the Notes that are accepted for purchase.

Teck also announced that it intends to accept for purchase US$650 million aggregate principal amount of Notes, which is the Revised Aggregate Maximum Tender Amount, validly tendered (and not validly withdrawn) on or before the Early Tender Deadline, subject to all conditions to the Tender Offer having been either satisfied or waived by Teck. These Notes will be purchased on the “Early Settlement Date”, which is currently expected to occur on June 16, 2022, subject to all conditions to the Tender Offer having been either satisfied or waived by Teck.

The amount of each series of Notes that is to be purchased on the Early Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer to Purchase, subject to the Revised Aggregate Maximum Tender Amount. It is expected that the 6.250% Notes due 2041 and the 6.125% Notes due 2035 accepted for purchase will not be subject to proration, and that the 6.000% Notes due 2040 accepted for purchase will be subject to a proration factor of approximately 5.0%. Since the Tender Offer was fully subscribed as of the Early Tender Deadline, holders who validly tender Notes after such date and on or before the Expiration Date (as defined below) will not have any of their Notes accepted for purchase.

Notes tendered in the Tender Offer that have not been accepted for purchase due to proration will be returned promptly to the tendering holders. The Tender Offer is scheduled to expire one minute after 11:59 p.m., New York City time, on June 28, 2022. Because holders of Notes subject to the Tender Offer validly tendered and did not validly withdraw Notes on or before the Early Tender Deadline in an amount that exceeds the Revised Aggregate Maximum Tender Amount (as defined in the Offer to Purchase), Teck does not expect to accept for purchase any Notes tendered after the Early Tender Deadline. Since the Withdrawal Deadline (as defined in the Offer to Purchase) has passed, Notes may not be withdrawn, subject to applicable law.

All payments for Notes tendered on or before 5:00 p.m., New York City time, on June 13, 2022 (the “Early Tender Deadline”) that are purchased by Teck will also include accrued and unpaid interest on the principal amount of Notes tendered and accepted for purchase from the last interest payment date applicable to the relevant Series of Notes up to, but not including, the Early Settlement Date.

J.P. Morgan Securities LLC and TD Securities (USA) LLC are the Lead Dealer Managers and Barclays Capital Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. are the Co-Dealer Managers for the Tender Offer. Global Bondholder Services Corporation is the Tender Agent and Information Agent. Persons with questions regarding the Tender Offer should contact J.P. Morgan Securities LLC at (toll-free) (866) 834--4666 or TD Securities (USA) LLC (toll-free) at (866) 584-2096. Requests for copies of the Offer to Purchase and related materials should be directed to Global Bondholder Services Corporation at (+1) (212) 430-3774, (toll-free) (855) 654-2015 or contact@gbsc-usa.com. Questions regarding the tendering of Notes may be directed to Global Bondholder Services Corporation at (toll-free) (855) 654-2015.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Tender Offer is made only by the Offer to Purchase and the information in this news release is qualified by reference to the Offer to Purchase. There is no separate letter of transmittal in connection with the Offer to Purchase. None of Teck, its boards of directors, the Dealer Managers, the Tender Agent and Information Agent or the trustee, with respect to any Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offer, and neither Teck nor any such other person has authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender any of their Notes, and, if so, the principal amount of Notes to tender.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offer,

2

including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and settlement dates thereof; and the satisfaction or waiver of certain conditions of the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

3